UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AEGIS COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00760B105

(CUSIP Number)

Uday Gujadhur

World Focus

10, Frere Felix de Valois Street

Port Louis, Mauritius

+230 202 3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00760B105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) World Focus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,087,997,075

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,087,997,075

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,997,075

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 94.84 (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 2, 2005, as amended by Amendment No. 1 filed on January 18, 2006 and Amendment No. 2 filed on April 4, 2006 (the “Schedule 13D”). The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $.01 per share (the “Common Stock”), of Aegis Communications Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 8001 Bent Branch Drive, Irving, Texas 75063. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D. Items 3, 4 and 5 of Schedule 13D are hereby amended to include the following information:

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

World Focus purchased 73,171,007 shares of Common Stock from Questor Partners Fund II, L.P., Questor side-by-Side Partners II, L.P. and Questor Side-by-Side Partners II 3(c)(I), L.P. on September 14, 2006 for an aggregate purchase price of $1,960,982.98, which has been financed out of a loan received by World Focus from its affiliate, Essar Infrastructure Holdings Limited.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby deleted in its entirety and the following substituted therefore:

World Focus intends to contribute all of the Common Stock it owns to its wholly-owned subsidiary, ACG Acquisition, Inc. (“ACG Acquisition”) in order to take the Company private. ACG Acquisition will conduct a “short-form” merger with and into the Company under Delaware General Corporation Law §253. with the Company surviving the merger as a wholly-owned subsidiary of World Focus. World Focus will then cause the Company to file a Form 15 (Certification of Termination of Registration of a Class of Security) with the Securities and Exchange Commission.

The short-form merger will enable World Focus to acquire all of the shares of the Commons Stock it does not already own, and will provide a source of liquidity to holders of the Company’s shares. As a result of the short-form merger, each share of Commons Stock not owned by ACG Acquisition will be converted into the right to receive $0.05 in cash.

For more information regarding the purpose of this transaction, see the Schedule 13E-3 of World Focus and ACG Acquisition, filed concurrently with this Schedule 13D.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby deleted in its entirety and the following substituted therefore:

(a) – (b) On September 14, 2006, World Focus acquired 73,171,007 shares of Common Stock of the Company, bringing the aggregate amount of Common Stock of the Company held by World Focus to 1,087,997,075 shares. Based on the 1,147,217,086 shares of Common Stock issued and outstanding as of September 14, 2006, World Focus beneficially owns approximately 94.84% of the outstanding Common Stock. World Focus has the sole power to vote and the sole power to dispose of all shares of the Common Stock beneficially owned by it.

(c) Except for the transactions described herein, there were no transactions effected in the past sixty days in this class of securities by World Focus.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 19, 2006

WORLD FOCUS

By:	/s/ UDAY GUJADHUR
Name:	Uday Gujadhur
Title:	Authorised Signatory